September 3, 2025

Eric H. Baker
Chief Executive Officer
StubHub Holdings, Inc.
175 Greenwich Street, 59th Floor
New York, New York 10007

       Re: StubHub Holdings, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed August 26, 2025
           File No. 333-286000
Dear Eric H. Baker:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 16, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1
Comparison of the Six Months Ended June 30, 2025 and 2024
Revenue, page 87

1. Please quantify and further explain the cause of the increase in refunded fees as a result of higher event cancellations. Refer to Item 303(b) of Regulation S-K.
 September 3, 2025
Page 2

        Please contact Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Adam J. Gelardi